APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rancho Relaxo
Balance Sheet Prev Year Comparison
As of December 31, 2020

	Dec 31, 20	Dec 31, 19	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
US Bank	28,034.54	76,659.00	-48,624.46	-63.4%
Total Checking/Savings	28,034.54	76,659.00	-48,624.46	-63.4%
Other Current Assets				
Inventory Asset	77,988.00	77,988.00	0.00	0.0%
Undeposited Funds	8,464.40	8,464.40	0.00	0.0%
Total Other Current Assets	86,452.40	86,452.40	0.00	0.0%
Total Current Assets	114,486.94	163,111.40	-48,624.46	-29.8%
Fixed Assets				
Accumulated Depreciation	-17,557.00	-8,035.00	-9,522.00	-118.5%
Furniture and Equipment	15,453.09	6,440.00	9,013.09	140.0%
Leaseholder Improvements	19,834.00	19,834.00	0.00	0.0%
Security System Asset	1,404.00	1,404.00	0.00	0.0%
Total Fixed Assets	19,134.09	19,643.00	-508.91	-2.6%
Other Assets				
TJH Loan	6,000.00	0.00	6,000.00	100.0%
Total Other Assets	6,000.00	0.00	6,000.00	100.0%
TOTAL ASSETS	139,621.03	182,754.40	-43,133.37	-23.6%
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable	34,978.00	34,978.00	0.00	0.0%
Total Accounts Payable	34,978.00	34,978.00	0.00	0.0%
Credit Cards				
Chase Card Services	6,313.20	8,807.72	-2,494.52	-28.3%
Lowes Amex	8,144.30	13,083.28	-4,938.98	-37.8%
Total Credit Cards	14,457.50	21,891.00	-7,433.50	-34.0%
Other Current Liabilities				
Accion Loan	61,238.21	67,334.00	-6,095.79	-9.1%
Geneva Capital	2,060.07	0.00	2,060.07	100.0%
Hardman Adena Loan	2,578.22	0.00	2,578.22	100.0%
Stella Adena Loan	94,656.73	0.00	94,656.73	100.0%
Total Other Current Liabilities	160,533.23	67,334.00	93,199.23	138.4%
Total Current Liabilities	209,968.73	124,203.00	85,765.73	69.1%
Total Liabilities	209,968.73	124,203.00	85,765.73	69.1%
Equity				
Paid in Capital	97,924.00	97,924.00	0.00	0.0%
Retained Earnings	-39,372.60	0.00	-39,372.60	-100.0%
Net Income	-128,899.10	-39,372.60	-89,526.50	-227.4%
Total Equity	-70,347.70	58,551.40	-128,899.10	-220.2%
TOTAL LIABILITIES & EQUITY	139,621.03	182,754.40	-43,133.37	-23.6%

Rancho Relaxo
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Carlsbad Treasury	22,000.00
Merchandise Sales	
Cash Sales	10,450.00
Lightspeed	242,827.21
Pay Pal	1,406.83
Total Merchandise Sales	254,684.04
Riverside County	10,000.00
Total Income	286,684.04
Cost of Goods Sold	
Cost of Goods Sold	170,896.83
Total COGS	170,896.83
Gross Profit	115,787.21
Expense	
Advertising and Promotion	36,137.56
Automobile Expense	2,442.94
Bank Service Charges	203.00
Computer and Internet Expenses	2,531.70
Insurance Expense	1,871.86
Interest Expense	8,723.98
Inventory	0.00
Marketing	35,666.42
Meals and Entertainment	8,837.65
Music	197.45
Office Expense	236.02
Payroll Expense	
Payroll Expenses Venmo	25,944.05
Stella Adena	19,067.15
Total Payroll Expense	45,011.20
Permits	0.00
POS System	3,059.86
Professional Fees	2,813.38
Rent Expense	53,002.14
Repairs and Maintenance	3,050.90
Security System	1,583.27
Shipping	9,415.90
Shop Furnishings	5,165.19
Shop Supplies	2,689.06

Rancho Relaxo
Profit & Loss
January through December 2020

	Jan - Dec 20
Tax	
CA Tax Fee	16,566.78
Total Tax	16,566.78
Telephone Expense	4,688.96
Travel	4,724.98
Utilities	
Electric	4,791.32
Gas	0.00
Internet	2,173.71
Water	0.00
Total Utilities	6,965.03
Total Expense	255,585.23
Net Ordinary Income	-139,798.02
Net Income	**-139,798.02**

Balance Sheet

Rancho Relaxo CA
As of December 31, 2021
Cash Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Lowe's American Express	1,699.85
US Bank Checking	47,151.86
Total Cash and Cash Equivalents	**48,851.71**
Inventory	187,043.65
TJH Loan	6,000.00
Undeposited Funds	8,464.40
Total Current Assets	**250,359.76**
Fixed Assets	
Accumulated Depreciation	(17,557.00)
Furniture and Equipment	20,368.09
Leaseholder Improvements	19,834.00
Security System Asset	1,404.00
Total Fixed Assets	**24,049.09**
Total Assets	**274,408.85**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accion Loan	45,253.41
Business Credit Card	17,063.97
Chase Card Services	42,631.12
Geneva Capital	(6,013.93)
Hardman Adena Loan	83,952.22
IKEA Project Credit Card	1,391.18
Sales Tax	9,581.91
Stella Adena Loan	94,656.73
Total Current Liabilities	**288,516.61**
Total Liabilities	**288,516.61**
Equity	
Current Year Earnings	69,007.23
Owner Contribution	55,500.00
Owner Draw	(68,267.29)

	DEC 31, 2021
Paid in Capital	97,924.00
Retained Earnings	(168,271.70)
Total Equity	**(14,107.76)**
Total Liabilities and Equity	**274,408.85**

Income Statement (Profit and Loss)

Rancho Relaxo CA
For the year ended December 31, 2021
Cash Basis

	2021
Income	
Less: Sales Discounts	(89,094.83)
Other Revenue	58,236.47
Sales	653,532.72
Total Income	**622,674.36**
Cost of Goods Sold	
Cost of Goods Sold	178,231.74
Total Cost of Goods Sold	**178,231.74**
Gross Profit	**444,442.62**
Operating Expenses	
Auto Expenses	6,040.33
Bank Service Charges	376.17
Computer Software	1,235.02
Consulting & Accounting	3,655.40
Donations	3,621.00
Dues & Subscriptions	490.21
Employee Benefits	3,046.12
Insurance	1,987.78
Interest Expense	3,323.88
Late Fees	40.00
Legal Expenses	1,772.50
Licenses & Fees	243.00
Marketing	89,671.82
Meals and Entertainment	5,556.74
Merchant Services	2,916.80
Office Expenses	5,258.26
Payroll Services	11,694.76
Payroll Taxes	23,649.43
Professional Services	28,361.42
Rent	53,407.20
Repairs and Maintenance	19,865.23
Security	1,349.21
Shipping	6,601.10
Shop Furnishings	2,549.45
Shop Supplies	12,173.91

	2021
Telephone & Internet	4,918.05
Travel	5,650.08
Utilities	5,614.17
Wages and Salaries	68,280.27
Website & Hosting	54.00
Worker's Compensation	2,032.08
Total Operating Expenses	**375,435.39**
Operating Income	**69,007.23**
Net Income	**69,007.23**

I, Stella Adena, certify that:

1. The financial statements of Rancho Relaxo included in this Form are true and complete in all material respects; and
2. The tax return information of Rancho Relaxo included in this Form reflects accurately the information reported on the tax return for Rancho Relaxo for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Stella Adena*

Name: Stella Adena

Title: founder